# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playboy, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 04/10/2026
Amends the filing with accession number 0001193125-24-257268
Filed by CIK 0002044274
Persons authorized to receive notices and communications: Raffaele Zucca Alessandrelli, 5 Rue Charles Darwin, Grand Duchy of Luxembourg, Luxembourg (N4), L-1433, 352 261 11 81

## Reporting persons
- Docler Holding S.a r.l. (CIK 0002044274): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (12.9% of the class)
- Byborg Enterprises S.A. (CIK 0002044291): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (12.9% of the class)
- The Million S.a. r.l. (CIK 0002044453): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (12.9% of the class)
- Gyorgy Gattyan (CIK 0002053703): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Hungary (K5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 164,516; shared voting power 14,900,000; sole dispositive power 164,516; shared dispositive power 14,900,000; aggregate amount beneficially owned 15,064,516 (13.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Playboy, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being filed collectively by:

(i) Docler Holding S.a r.l. ("Docler")
(ii) Byborg Enterprises S.A. ("Byborg")
(iii) The Million S.a r.l. ("The Million")
(iv) Gyorgy Gattyan ("Mr. Gattyan," and together with Docler, Byborg and The Million, each a "Reporting Person" and collectively the "Reporting Persons")

Byborg is a subsidiary of Docler. The Million is a wholly owned subsidiary of Byborg. Mr. Gattyan is the Class A Manager and sole equity owner of Docler.
Residence or business address: The principal business office of each of the Reporting Persons is 5 Rue Charles Darwin, L-1433 Luxembourg, Grand Duchy of Luxembourg.
Present principal occupation or employment: The principal business of Docler is to engage in the acquisition, ownership and management of a portfolio of businesses across various sectors. The principal business of Byborg is to act as an online entertainment company. The principal business of The Million is to act as a holding company for businesses owned by Byborg. The principal business of Mr. Gattyan is to manage Docler.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the persons identified on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the persons identified on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
Citizenship:
Each of Docler, Byborg and The Million is organized under the laws of Luxembourg. Mr. Gattyan is a Hungarian citizen.

Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 were calculated based on approximately 115.3 million shares of Common Stock outstanding as of March 20, 2026, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by this item is set forth in rows 7-11 of the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: On April 8, 2026, Mr. Gattyan was granted 64,516 restricted stock units of the Issuer in connection with his service on the Issuer's board of directors. Except as set forth herein, none of the Reporting Persons has effected any transaction in the Issuer's Common Stock in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2 - Joint Filing Agreement

## Signatures
- Docler Holding S.a r.l.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Class B Manager (04/10/2026)
- Byborg Enterprises S.A.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Director (04/10/2026)
- The Million S.a. r.l.: /s/ Raffaele Zucca Alessandrelli, /s/ Raffaele Zucca Alessandrelli/Sole Manager (04/10/2026)